Exhibit 99.1

MY Announces Preliminary Results for Fourth Quarter and Full Year 2011

Also Schedules Fourth Quarter and Full Year 2011 Financial Results on March 29, 2012

— Earnings Conference Call and Webcast to be Held on March 30, 2012

at 8:00 am (Eastern)/5:00 am (Pacific)/8:00 pm (China)

ZHONGSHAN, China, March 23, 2012 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, today announced its preliminary unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Preliminary Fourth Quarter and Full Year 2011 Selected Unaudited Financial Results

The Company’s financial statements for the fourth quarter and full year ended December 31, 2011 have not been finalized and are subject to completion of its normal period-end closing procedures. Therefore, the preliminary selected unaudited financial data set forth below may be subject to adjustment and the actual results could differ materially from the expected results provided.

The Company expects revenue for the fourth quarter of 2011 to decrease by approximately 53% year-over-year, while revenue for full year 2011 is expected to maintain at a similar level as 2010. The decrease in revenue in the fourth quarter was primarily due to (i) the delay in revenue recognition of its Engineering, Procurement and Construction (“EPC”) projects; (ii) the delays in installation and commission of its wind turbine generators (“WTGs”) of certain wind farm projects primarily caused by adverse weather conditions; and (iii) slower growth in the wind industry in China in 2011.

The Company expects gross margin in the fourth quarter of 2011 to be approximately 7%, while gross margin for full year 2011 is expected to be approximately 18%. The decline was primarily due to decreased average selling price, reflecting increasingly competitive market pricing.

As a result, the Company expects to have a loss for the fourth quarter and profit for the year to decline by approximately 59% as compared to 2010.

The Company is continuing to review its fourth quarter and full year results and will announce its unaudited financial results for the fourth quarter and full year 2011 on March 29, 2012 after the US market closes. The earnings press release will be available on the Investor Relations page of the Company’s website at http://ir.mywind.com.cn.

Following the earnings release announcement, Ming Yang’s senior management will host a conference call on Friday, March 30, 2012 at 8:00 am (Eastern Time)/ 5:00 am (Pacific Time)/ 8:00 pm (Beijing Time) to discuss its results and recent business activities.

To access the conference call, please dial:

United States:    +1 86 6519 4004

International (toll):    +65 6723 9381

China, Domestic Mobile: 400 620 8038

China, Domestic: 800 819 0121

Hong Kong: 800 930 346

Please ask to be connected to 4Q and Full Fiscal 2011 China Ming Yang Wind Power Group Limited Earnings Conference Call and provide the following passcode: Ming Yang.

Ming Yang will also broadcast a live audio webcast of the conference call. The broadcast will be available by visiting the “Investor Relations” section of the Company’s web site at http://ir.mywind.com.cn.

Following the earnings conference call, an archive of the call will be available by dialing:

United States:    +1 86 6214 5335

International (toll):    +61 2 8235 5000

China North 10 80 0714 0386

China South 10 80 0140 0386

Hong Kong 800 901 596

Passcode     5502 5900

The replay will be archived for seven days following the earnings announcement until April 5, 2012.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on our year-end financial statements, which could result in significant differences from this unaudited financial information.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and low energy production costs and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyn Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to develop wind turbines and share intellectual property rights. Ming Yang’s key customers include the five largest state-owned power producers in China, with an aggregate installed capacity accounting for more than 50% of China’s newly installed capacity in 2010. For further information, please visit the Company’s website: www.mywind.com.cn

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations, results of and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Investor and Media Contacts:
China Ming Yang Wind Power Group Limited Beatrice Li Email: beatrice.li@mywind.com.cn http://ir.mywind.com.cn
Fleishman-Hillard
Pamela Leung Email: hkg.mingyang@fleishman.com